August 31, 2018

Tiziano Lazzaretti
Chief Financial Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St. James's Square
London SW1 4LB, United Kingdom

       Re: Tiziana Life Sciences plc
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 23, 2018
           File No. 333-226368

Dear Mr. Lazzaretti:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed August 23, 2018

Exhibits

1. We note that the form of American Depositary Receipt included in the form of Deposit
       Agreement filed as Exhibit 4.1 provides in relevant part that "No disclaimer of liability under the Securities Act of 1933 is intended by any provision hereof." Please amend this section 14(q) so that it specifically provides that no disclaimer of liability under the US federal securities laws or the rules and regulations thereunder is intended by any provision thereof. Please make the corresponding revision to the form of Deposit Agreement.
 Tiziano Lazzaretti
Tiziana Life Sciences plc
August 31, 2018
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameTiziano Lazzaretti
                                                         Division of
Corporation Finance
Comapany NameTiziana Life Sciences plc
                                                         Office of Healthcare &
Insurance
August 31, 2018 Page 2
cc:       Ed Lukins, Esq.
FirstName LastName